Exhibit 99.1

Neptune Announces Launch of Neptune Halo Oximeter

Neptune Health & Wellness Innovations expands portfolio of health and wellness products

LAVAL, QC, June 15, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company, is pleased to announce today that the Company's Health & Wellness Innovations division has launched Neptune Halo, an electronic pulse oximeter device that is a key tool in the battle against COVID-19.

According to the American Lung Association, the pulse oximeter observes a rapid measurement of oxygen saturation level in the body without using needles or taking a blood sample, which alerts users to seek medical help if their oxygen levels are too low.

In an April 24th, New York Times article, Dr. Richard Levitan, an emergency physician in Littleton, N.H, commented: "Patients with COVID-19 can experience a potentially dangerous drop in oxygen saturation without having obvious breathing problems. Without a pulse oximeter, they might never know it or get very used to how they feel, despite very low oxygen levels. By the time they go to the hospital feeling shortness of breath, their oxygen levels would have dropped significantly, and they could have very advanced COVID pneumonia."

Neptune Health & Wellness Innovations is rapidly bringing new products to market to address market demand for critical health and wellness products such as Neptune Halo oximeter, the Neptune Air non-contact thermometer, as well as hand sanitizer products and other innovations in development.  The Company is preparing a B2B and B2C strategy to bring Neptune Halo and Neptune Air to market via partnerships with national retailers and direct-to-consumers through its own e-commerce platform and e-commerce partners.

"Neptune Halo is another example of Neptune's ability to rapidly respond to market needs and deliver high quality products at value pricing as a diversified and fully integrated health and wellness company," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "We are proud to do our part to help people better monitor their health and identify when a COVID infection is reducing oxygen levels."

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care.  Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods.  The Company utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.  For additional information, please visit: https://neptunecorp.com/

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 15-JUN-20